U. S. Securities and Exchange Commission

                        Washington, D.C. 20549


                              Form 12b-25

                      NOTIFICATION OF LATE FILING

(Check one) ___ Form 10-K   ___Form 20-F  ___Form 11-K
            _X_ Form 10-Q   ___Form N-SAR

For period ended:  September 30, 1999

(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR
For the Transition Period Ended: _________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
____________________

PART I - REGISTRANT INFORMATION


SUNBURST ACQUISITIONS IV, INC.
Name of Registrant



2082 Cherry Street
Denver, Colorado                    80207
Address of Principal Office         Zip Code

Issuer's telephone number:    303-321-0461


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( ) b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(    ) c.  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

The registrant's report on Form-10QSB cannot be filed without unreasonable effort and expense. The registrant requires additional time to prepare its unaudited financial statements for the period and to prepare the appropriate disclosures related to an interest in an operating company acquired by the registrant in August of 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Michael R. Quinn
Name

(303) 321-0461
__________________________
Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                     (   ) Yes
                     (X  ) No

The Form 10KSB for the fiscal year ended March 31, 1999 has not been filed. Its due date (as extended) is November 17, 1999. The Form 10QSB for the period ended June 30, 1999 has not been filed. It is late.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     (   ) Yes
                     ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                     SUNBURST ACQUISITIONS IV, INC.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 1999

By: /s/ ______________________
       Michael R. Quinn, President
   (Authorized representative)